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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )(1)


                                 S1 Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    814279105
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                                 (CUSIP Number)

                                November 10, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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1.       NAME OF REPORTING PERSON:  Intuit Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  770034661

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) [ ]
                                                   (b) [ ]

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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware corporation

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 NUMBER OF     5.  SOLE VOTING POWER:
   SHARES                5,550,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     6.  SHARED VOTING POWER:
    EACH                 -0-
  REPORTING    -----------------------------------------------------------------
PERSON WITH    7.  SOLE DISPOSITIVE POWER:
                         5,550,000
               -----------------------------------------------------------------
               8.  SHARED DISPOSITIVE POWER:
                          -0-
               -----------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          5,550,000

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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
          10.65% (see Note 1 on page 4)

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12.  TYPE OF REPORTING PERSON*
          CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).   NAME OF ISSUER:                   S1 Corporation
ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL     3390 Peachtree Road, Suite 1700
             EXECUTIVE OFFICES:                Atlanta, Georgia 30326

ITEM 2(a).   NAME OF PERSON FILING:            Intuit Inc.
ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS     2535 Garcia Avenue
             OFFICE, OR IF NONE, RESIDENCE:    Mountain View, California 94043
ITEM 2(c).   CITIZENSHIP:                      (a Delaware Corporation)

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:     Common Stock
ITEM 2(e).   CUSIP NUMBER:                     814279105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4. OWNERSHIP

     (a)  Amount beneficially owned: 5,550,0001

     (b)  Percent of class: 10.65%1

     (c)  Number of shares as to which such person has:

--------
1 Includes 4,579,187 shares subject to an option. The number of shares subject to such option may increase by up to 445,000, in an amount equal to 9.9%, rounded to the nearest whole number, of the number of shares of common stock of S1 Corporation ("S1") purchased pursuant to Section 1.2 of that certain Stock Purchase Agreement II dated as of September 21, 1999 by and among the S1, FICS Group N.V., the individuals and entities who are signatories thereto, and as may be joined by other individuals and entities from time to time; provided that Intuit Inc. may not exercise the option for a number of shares which would result in it beneficially owning more than 5,995,000 shares.


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          (i)   Sole power to vote or to direct the vote: 5,550,000

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition: 5,550,000

          (iv)  Shared power to dispose or to direct the disposition of: -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

     Because this statement is filed pursuant to Rule 13d-1(c), the following certification is included:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 19th day of November, 1999.            INTUIT INC.


                                                  By: /s/ VIRGINIA COLES
                                                     ---------------------------
                                                     Virginia Coles
                                                     Assistant General Counsel
                                                     and Assistant Secretary